17006169

SI

Washington, D.C. 20549

SEC Mail Processing Section

MAR 02 2017

Washington DC

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 69276

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robertson Stephens Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 California Street, Suite 1625
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robin Nakao 415-500-6810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP
(Name – *if individual, state last, first, middle name*)

One Market, Landmark, Suite 620	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robin L. Nakao, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robertson Stephens Securities LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robin L. Nakao

Signature

PRESIDENT

Title

Notary Public

See Attached Acknowledgment

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERTSON STEPHENS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member of
Robertson Stephens Securities LLC

We have audited the accompanying statement of financial condition of Robertson Stephens Securities LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, CA
February 28, 2017

Robertson Stephens Securities LLC
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	292,467
Clearing Deposit		75,000
Accounts Receivable		4,715
Investments - Warrants		90,486
Prepaid Expenses		34,988
Total Assets	**$**	**497,656**
Liabilities & Members' Equity		
Accounts Payable	$	11,135
Accrued Liabilities		15,235
Accrued Employee Commission		230,866
Total Liabilities		**257,236**
Members' Equity		
Members' Equity		240,420
Total Members' Equity		**240,420**
Total Liabilities & Equity	**$**	**497,656**

See accompanying notes to financial statements

CONFIDENTIAL

1. Business and Summary of Significant Accounting Policies

Business

Robertson Stephens Securities LLC (the "Company") is a Delaware limited liability company formed on February 1, 2013. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and became a member of the Financial Industry Regulatory Authority, Inc on December 26, 2013. The Company engages in the business of providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis.

The Company is controlled and managed by its sole managing member, Robertson Stephens LLC. As a limited liability company, the members' liability is limited to amounts reflected in the members' capital account.

In 2016 the Company generated revenues and profits to meet its obligations and net capital requirements. In early 2017 the managing member of the Company, Robertson Stephens LLC implemented an equity capital restructuring due to its liquidity concerns. Direct ownership of the Company has not changed and the Company's net capital balance has not been impacted by this restructuring.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Accounts Receivable

The Company reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. No allowance for uncollectible accounts receivable has been recorded as all receivables are deemed collectible as of December 31, 2016.

Management Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Future events and their effects cannot be predicted with

certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Fair Value Hierarchy

The Company records its investments at fair value in accordance with GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Valuation techniques that are consistent with the market or income approach are used to measure fair value. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2. Inputs to the valuation methodology include the following:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. Inputs consist of unobservable data used when there is little or no market activity and reflect management's own assumptions about how market participants would price a security.

The Company owns warrants of private companies . The transaction price, excluding transaction costs, is typically the Company's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values in the investment's principal market under current market conditions. Ongoing reviews by the Company's management are based on an assessment of trends in the performance of the underlying investment from the inception date through the most recent valuation date. These assessments typically incorporate valuation techniques that consider the evaluation of arm's length financing and sale transactions with third parties, an income approach reflecting a discounted cash flow analysis, and a market approach that includes a comparative analysis of acquisition multiples and pricing multiples generated by market participants. In certain instances, the Company may use multiple valuation techniques for a particular investment and estimate its fair value based on a weighted average or a selected outcome within a range of multiple valuation results.

Measurement of fair value using level 3 inputs necessitates the use of estimates and assumptions that are inherently subjective, and the values determined by management as a result of using such inputs may differ significantly from the values that would have been used had observable quotations in an active market existed, and the differences could be material. The level of input used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

A description of the valuation technique applied to the Company's warrants of several private companies measured at fair value on a recurring basis follows.

Management values the investment in warrants that have not been registered for public sale using Black-Scholes valuation model using assumptions about each such investment considering factors such as the cost and type of investment, subsequent purchases of the same or similar securities by the Company or other investors, the current financial position and operating results of the issuer, and such other factors as may be deemed relevant. The absence of observable inputs for such securities requires a significant degree of judgment; consequently, these securities are classified in level 3. Management's estimate and assumption of fair value of the private placement securities using level 3 inputs may differ from the values that would have been used had a ready market existed, and the differences could be material.

The investment in warrants of these private companies was valued using Black-Scholes valuation model which utilizes information such as the cost and type of security and subsequent purchases of the same or similar securities. The selected third party transaction information was obtained by the Company from information provided by the underlying company of the investment. Level 3 Inputs were used to arrive at Fair Market Value including strike price and share price of $.06 to $2.1835, maturity dates from 9.12 to 10 years, risk free interest rate of 2.38%, and annualized standard deviation of 0%.

Financial Instruments not carried at fair value

The following table presents the carrying values and estimated fair values at December 31, 2016 of financial assets and liabilities, excluding financial instruments carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

Asset	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Cash and Cash Equivalents	$ 292,467	$ 292,467			$ 292,467
Clearing Deposit	$ 75,000	$ 75,000			$ 75,000
Accounts Receivable	$ 4,714		$ 4,714		$ 4,714
Accounts Payable	$ 11,135		$ 11,135		$ 11,135
Accrued Liabilities	$ 15,235		$ 15,235		$ 15,235
Accrued Commission	$ 230,866		$ 230,866		$ 230,866

1. Business and Summary of Significant Accounting Policies - Continued

Revenue Recognition

Commission revenue and related expenses are recorded on a settlement date basis as reported by the clearing broker plus accruals for unsettled trades. Revenue related to private placement transactions are recognized on the date a transaction is closed with an issuer. Selling agent fees are recorded on the date the transactions close as reported by the escrow agent. Commission revenue on private company transactions are recorded when a transaction is closed. Warrants received as part of private placement fees are recognized as revenue at a valuation determined by the Black-Scholes valuation model on the date a transaction is closed with an issuer.

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Deposit with Clearing Organization

The Company's clearing organization requires that it maintain at least $75,000 in deposits.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $110,231 which was $93,082 in excess of its required net capital of $17,149. The Company's aggregate indebtedness to net capital ratio was 2.33 to 1 in 2016.

4. Related Party Transactions

The Company operates from a leased office space in San Francisco under the terms of an expense-sharing agreement with Robertson Stephens Advisors LLC (the "Affiliate"). The Affiliate is the leasee. Under the terms of the expense-sharing agreement, the Affiliate may allocate administrative expenses to the Company each month. During 2016, the Affiliate did not allocate any expenses due to the limited activity of the Company. Commission revenue on private company transactions are paid by special purpose vehicles formed expressly to investment in a specific private company. The Affiliate is the managing member of these special purpose vehicles. In 2016 commission revenue totaling $173,476 was received from the special purpose vehicles managed by the Affiliate.

5. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.